Ex 99.2

QUTOUTIAO INC.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: QTT)

NOTICE OF ANNUAL GENERAL MEETING

to be held on November 13, 2019

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Qutoutiao Inc. (the “Company”) will be held at 11/F, Block 3, XingChuang Technology Center, Shen Jiang Road 5005, Shanghai, China at 10:00 a.m. Beijing time on November 13, 2019. No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company's American depositary shares ("ADSs") to discuss Company affairs with management. The chairman of the AGM will conduct and lead the AGM and may accept questions from shareholders at his sole and absolute discretion.

The board of directors of the Company has fixed the close of business on November 1, 2019 (Eastern Daylight Time) as the record date (the “Record Date”) for determining the shareholders and ADS holders entitled to receive notice of and attend the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. ADS holders of the Company are welcome to attend the meeting in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at ir.qutoutiao.net or from the website of the U.S. Securities and Exchange Commission at http://www.sec.gov.

By Order of the Board of Directors,

Eric Siliang Tan

Executive Chairman